UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2026

Jason Matuszewski
Chief Executive Officer
BioStem Technologies, Inc.
2836 Center Port Circle
Pompano Beach, FL 33064

Re: BioStem Technologies, Inc.
Amendment No. 2 to Registration Statement on Form 10
Exhibit Nos. 10.10, 10.16, 10.17 and 10.18
Filed August 4, 2026
File No. 001-42292

Dear Jason Matuszewski:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Minahan, Esq.